FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

GAZPROM, SHELL, MITSUI, MITSUBISHI SIGN SAKHALIN II PROTOCOL

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 22, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer Chief Financial Officer

December 22, 2006

Mitsui & Co., Ltd.

For immediate release

To whom it may concern

GAZPROM, SHELL, MITSUI, MITSUBISHI SIGN SAKHALIN II PROTOCOL

On December 21, 2006 OAO Gazprom (Gazprom), Royal Dutch Shell plc (Shell), Mitsui &Co., Ltd (Mitsui) and Mitsubishi Corporation (Mitsubishi) have signed a protocol to bring Gazprom into the Sakhalin Energy Investment Company Ltd. (SEIC). Under the terms of the protocol, Gazprom will acquire a 50% stake plus one share in SEIC for a total cash purchase price of $7.45 billion. Shell will retain a 27.5% stake, with Mitsui and Mitsubishi holding 12.5% and 10% stakes, respectively.

SEIC will remain as the operator of the Sakhalin II project. Gazprom will play a leading role as majority shareholder while Shell will continue to significantly contribute to SEIC management and remain technical advisor. Gazprom and the existing shareholders agreed that they will do their best to complete the project on schedule allowing LNG to be delivered to existing customers in Japan, Korea and the North American West Coast. All existing LNG sales contracts will remain in force and will be honored.

Gazprom and existing SEIC shareholders will enter into an Area of Mutual Interest arrangement, which will cover both future Sakhalin oil and gas exploration and production opportunities, and the building of Sakhalin II into a regional oil and LNG hub.

Furthermore, the shareholders and the Ministry of Industry and Energy of Russia as the authorized state body for the supervision of production sharing agreements have agreed to jointly resolve all outstanding issues. The Sakhalin II Amended Development Budget for the phase 2 of the project is expected to be approved by the Supervisory Board (a special committee which consists of the representatives of Russian Federation, Sakhalin Oblast, SEIC and its shareholders). The Production Sharing Agreement (PSA) of the Sakhalin II project will continue. The shareholders now look forward to implementing the project in line with the current schedule including obtaining all necessary permits and approvals granted in accordance with applicable Russian legislation and the PSA.

This is one of significant milestone in the Sakhalin II project and Mitsui and Mitsubishi most welcome Gazprom to join as a new member of our team. We trust this will farther strengthen the relationship between Russia and Japan and also give us an opportunity to continue to developing merit of additional energy resources in Sakhalin Island. Furthermore, we believe that SEIC will become a reliable LNG supplier in Asia and Pacific market through the mutual cooperation between 4 shareholders in SEIC.

Sakhalin is a new world-class oil and gas province, with estimated resources of some 45 billion barrels oil equivalent. Sakhalin II is the largest integrated oil and gas project in the world, with total resources of some 4 billion barrels oil equivalent.

Sakhalin II today has production capacity of 80,000 barrels oil equivalent per day. The next phase of the development will take the project capacity to 340,000 barrels oil equivalent per day, including 9.6 million tones per year of LNG production.

The second phase of the project is over 80% complete, with some $12 billion invested to date. Over 17,000 people are currently employed in the construction of the project, of which around 70% are Russian nationals. The planned LNG production has been sold under contract to customers across the Asia-Pacific region. Shell is a leader in the global LNG industry, and sets the standard for reliability and cost performance. Sakhalin II is an important component in Shell’s global LNG portfolio.

The Sakhalin II project is governed under a PSA, whereby the project partners finance the construction costs of the project, take on the development risk, and recover these costs from sales of oil and gas. So far, some $600 million of royalty, bonuses and taxes have been paid to the Russian government by the end of 2006.

Sakhalin II includes the following elements:

•	Offshore production facilities including the Molikpaq platform (PA-A), the new PA-B and Lun-A platforms and some 300 km of offshore pipelines;

•	An onshore processing facility to take the gas and crude oil from both fields;

•	Two 800 km of onshore oil and gas pipelines to the south of the island;

•	An oil export facility capable of year-round operation;

•	The first LNG plant and associated export facilities built in Russia;

•	Island infrastructure upgrades, such as roads, bridges, rail, port, airport, and medical facility upgrades.

For further information, Please contact
Mitsui & Co., Ltd.
Corporate Communications Division
Tel: +81-3-3285-7564
Investor Relations Division
Tel: +81-3-3285-7910

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.